EXHIBIT 21.1

FTC SOLAR, INC

Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation or Organization
FTC Capital, LLC	Delaware, United States
FTC Solar Australia Pty Ltd.	Australia
FTC Solar (China) Co., Ltd.	China
FTC Solar India Private Ltd.	India
FTC Solar South Africa (PTY) Ltd.	South Africa
FTC Solar Spain, S.L.	Spain